UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019.

 Commission File Number 001-15148

BRF S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

8501, Av. Das Naçoes Unidas, 1st Floor

Pinheiros – 05425-070, São Paulo – SP

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

*          *          *

This Report on Form 6-K, including Exhibit 1 hereto, includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance. These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause the Company’s actual financial condition and results of operations to differ materially from those set out in the Company’s forward-looking statements. You are cautioned not to put undue reliance on such forward-looking statements. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements, whether because of new information, future events or otherwise. The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2019

BRF S.A.

By: /s/ Carlos Alberto Bezerra de Moura
Name: Carlos Alberto Bezerra de Moura
Title: Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit                         Description of Exhibit

1                                  MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON SEPTEMBER 19, 2019

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 19, 2019

1.           Date, Time and Place: Meeting held on September 19, 2019 at 5:00 p.m., by conference call.

2.           Summons and Presence: The call notice requirement was waived in view of the presence of all members of the Company's Board of Directors: Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Ms. Flávia Buarque de Almeida (“Ms. Flávia Almeida”), Mr. Walter Malieni Jr. (“Mr. Walter Malieni”), Mr. Francisco Petros Oliveira Lima Papathanasiadis (“Mr. Francisco Petros”), Mr. José Luiz Osório (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”) and Mr. Roberto Antonio Mendes (“Mr. Roberto Mendes”).

3.           Presiding Board: Chairman: Mr. Pedro Pullen Parente. Secretary: Mr. Carlos Eduardo de Castro Neves.

4.           Agenda: (i) to approve and authorize the issuance, by the Company, of Senior Unsecured Notes (“Notes”), for an international offer, under the terms of Rule 144A and Regulation S of the Securities and Exchange Commission, in the principal amount of seven hundred and fifty million United States dollars (US$750,000,000.00), with a coupon of 4.875% per year, payable semi-annually, commencing January 24, 2020, and due January 24, 2030 (“Issue”); (ii) to approve the offer to repurchase: (a) any and all 5.875% Senior Notes issued by the Company and due 2022 (“2022 Notes”), (b) any and all 2.750% Senior Notes issued by the Company due 2022 (“Euro Notes”), (c) any and all 3.95% Senior Notes issued by the Company due 2023 (“2023 Notes”); and (d) 4.75% Senior Notes issued by the Company due 2024, up to the aggregate amount corresponding to the result of the amount of six hundred and fifty million United States dollars (US$650,000,000.00) less the total amount of the 2022 Notes, the Euro Notes and the 2023 Notes validly tendered and accepted for purchase (“2024 Notes” and, together with the 2022 Notes, the Euro Notes and the 2023 Notes, jointly referred to as “Existing Notes”), being such Existing Notes issued by the Company (“Tender Offers”); (iii) to approve and authorize the Company, by means of its legal representatives, to execute any and all documents necessary and take any and all the appropriate measures for the undertaking of the Issue and the Tender Offers, as provided in items (i) and (ii) above, including, but not limited to, the engagement of all the service providers necessary for the accomplishment of the Issue and the Tender Offers; and (iv) to ratify all acts already taken by the legal representatives of the Company under the context of the Issue and the Tender Offers related to previous items (i), (ii) and (iii).

Minutes of the Extraordinary Meeting of the Board of Directors of the BRF S.A. held on September 19, 2019

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON SEPTEMBER 19, 2019

5.           Resolutions: The members approved, by unanimous votes and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda has been examined, the following matter was discussed and the following resolutions were taken: (i) to approve and authorize the undertaking of the Issue and the execution of all necessary documents for its implementation, including the Purchase Agreement with the underwriters of the Issue and the Indenture; (ii) to approve and authorize the undertaking of the Tender Offers and execution of all necessary documents for its implementation, including the Dealer Manager Agreement with the underwriters of the Tender Offers; (iii) to authorize the Company, by means of its officers and legal representatives, as the case may be, to execute any and all documents necessary and take any and all the appropriate measures for the undertaking of the Issue and the Tender Offers, as provided in items (i) and (ii) above, including, but not limited to, the engagement of all the service providers necessary for the accomplishment of the Issue and the Tender Offers; and (iv) to ratify all acts already taken by the legal representatives of the Company under the context of the Issue and the Tender Offers related to previous items (i), (ii) and (iii).

6.           Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.           Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in the Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Board of Directors.

São Paulo, September 19, 2019

_____________________________________

Carlos Eduardo de Castro Neves

Secretary

Minutes of the Extraordinary Meeting of the Board of Directors of the BRF S.A. held on September 19, 2019